CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 29th 2007

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press release relating to the Company’s annual report for the year ended 31st August 2007 filed with the United States Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Tai Kwok Hung
Name:	Tai Kwok Hung
Title:	Company Secretary

Dated: November 29th, 2007

City Telecom (H.K.) Limited (CTEL) files its Annual Report on Form 6-K

City Telecom (H.K.) Limited (the “Company”) announced that it has filed its Annual Report on Form 6-K for the year ended August 31, 2007 with the United States Securities and Exchange Commission (the “SEC”).

The Company makes available, free of charge via its website, www.ctigroup.com.hk, its Annual Report on Form 6-K filed with, or furnished to, the SEC.

Alternatively, ADR holders may receive a hard copy of the Annual Report on Form 6-K, which includes the Company’s audited financial statements, free of charge upon request. Written request should be sent to City Telecom (H.K.) Limited, Investor Relations, Level 39, Tower 1, Metroplaza, No. 223 Hing Fong Road, Kwai Chung, New Territories, Hong Kong.

For enquiries, please contact:

Corporate Communications

Ms Jessie Cheng

Tel: +852-3145-4118

Email: chengcm@ctihk.com